

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Samuel J Burruano, Jr,
Executive Vice President, Chief Legal Officer and Corporate Secretary
Financial Institutions Inc
220 Liberty Street
Warsaw, New York 14569

> **Re: Financial Institutions Inc.**
> **Registration Statement on Form S-3**
> **Filed October 29, 2021**
> **File No. 333-260593**

Dear Mr. Burruano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance